Exhibit 99.2

Dear Exodus Shareholder,

On November 4, 2022, we made the difficult but necessary decision to reduce our workforce by 22%. This wasn't a decision we made lightly.

Before this decision, we cut all paid media spend, reducing spend from $40 million to $12 million. We renegotiated our contracts to get reduced rates and reduced all software subscriptions to the minimum necessary. Finally, we paused hiring.

Unfortunately, this was not enough and approximately 60 colleagues were eliminated from the organization. I believe any failures in our Company are a direct reflection of my leadership choices. The workforce reduction is no exception.

I am grateful these individuals were a part of our story. We appreciate their hard work and we wish them the best of luck on their journey. Our crypto community is small, and we hope to see our impacted team members remain committed to the movement ushered by this industry.

Exodus now moves ahead with confidence and with the critical roles in place to ensure we can continue to execute on our mission to help half the world exit traditional finance. Although we expect to incur $1.0 million in severance costs in the fourth quarter this year, by 2023 we anticipate reducing our annual operating expenses by $6.0 million from the workforce reduction.

Our third quarter financial results reflect the persistent crypto winter. Revenue for the third quarter of $11.0 million decreased 39% over the prior year period and 15% sequentially. Our monthly active users also declined to 764k, down 15% over the prior year quarter and 6% sequentially.

Amidst a challenging macro and crypto environment, our Treasury maintained approximately $77 million in cash and digital assets at market value at quarter-end. We are well armed with adequate funding and the critical roles to continue to build and deliver a beautifully-designed product.

Most recently, our browser-based Exodus Web3 Wallet graduated from beta, and to date supports five networks with more to come by year end. Our Web3 Wallet will be among the first to offer cross-chain exchanges. Other product enhancements, including language localization and fiat offramps, are expected by year end.

Our customer support team is standing by to offer you human support 24/7. Reach out anytime to support@exodus.com! For investor questions, our team is available at investors@exodus.com to address your concerns.

Thank you for your continued support.

Onwards,

JP Richardson
CEO and Co-Founder

Key Metrics for the Third Quarter 2022 Ended September 30, 2022

Monthly Active Users: MAUs were 764,863 as of quarter end, down 15% from the 902,986 MAUs on September 30, 2021.

Exchange Aggregation Business: The volume processed by the exchange API Providers was approximately $0.55 billion in Q3 2022, down 47% from $1.03 billion in Q3 2021. Bitcoin, Tether, and Ethereum were the top assets traded at 26%, 15%, and 14% of volume, respectively. Dollar amount per transaction was $1,489, up 7% YoY from $1,389 per transaction in Q3 2021,

Key metrics summary

	3Q22	3Q21	% Y/Y change
Exchange volume ($ in thousands)	$699,624	$1,032,700	(32%)
Exchange transactions	442,838	743,333	(40%)
$/transaction	$1,489	$1,389	7%
Downloads	533,003	807,058	(34%)

Financial Results for the Third Quarter 2022 Ended September 30, 2022

Total Revenue of $11.0 million for the quarter decreased 15% sequentially and 39% relative to the prior year third quarter. Exchange aggregation revenue of $10.8 million accounted for the majority of total revenue in the third quarter.

Revenue by category

		% of 3Q22		% of 3Q21
Revenue ($s in 000s)	Q3 2022	Operating Revenue	Q3 2021	Operating Revenue	% Y/Y change
Exchange aggregation	$10,796	97.8%	$17,427	96.3%	(38%)
Consulting	-	-	9	0.0%	(100%)
Fiat on-boarding	106	1.0%	130	0.7%	(18%)
Staking	121	1.1%	367	2.0%	(67%)
Other	11	0.1%	167	0.9%	(93%)
Total Revenue	$11,034	100.0%	$18,100	100.0%	(39%)

Operating Expenses (excluding depreciation, amortization and impairments) were $11.1 million, a decrease of 4% from $11.6 million in Q3 2021. The decrease reflects significantly lower marketing and software development expenses, partially offset by increased hiring and associated compensation and incentive expenses. The Exodus team stood at approximately 275 full time equivalents as of September 30, 2022, an increase from 200 in Q3 2021. After the workforce reduction on November 4, 2022, the Exodus team stood at approximately 216 full time equivalents.

Expenses by category

Expense category ($s in millions)	3Q22	3Q21
Cost of Revenues	$6.6	$6.9
Cost of Revenues as a % of revenue	59.7%	37.9%
General & Administrative	3.5	2.9
General & Administrative as a % of revenue	31.8%	16.3%
Advertising & Marketing	1.0	1.8
Advertising & Marketing as a % of revenue	9.4%	9.7%

Total operating expenses	$11.1	$11.6
Total operating expenses as a % of revenue	100.8%	63.9%

Adjusted EBITDA1 was $1.3 million in Q3 2022, a significant decrease relative to Q3 2021, largely reflecting 39% lower revenue. Total operating expenses decreased 4% from Q3 2021.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

In USD millions	3Q22	3Q21	YTD 3Q22	YTD 3Q21
Net (loss) income	$(1.3)	$9.2	$(21.7)	$(31.3)
Interest income	(0.1)	-	(0.4)	(0.3)
Income tax (benefit) expense	(0.3)	1.8	(5.4)	4.9
Depreciation and amortization	0.8	0.2	1.7	1.2
EBITDA	$(0.9)	$11.2	$(25.8)	$(25.5)
Loss on extinguishment of SAFEs	-	-	-	61.0
Gain on sale of digital assets	(0.3)	(10.0)	(2.4)	(17.4)
Impairment of digital assets	1.2	5.4	22.5	18.6
Unrealized loss on investments	0.1	-	-	-
Stock based compensation	1.2	0.2	3.6	0.3
Adjusted EBITDA	$1.3	$6.8	$(2.1)	$37.0

Cash and digital asset holdings.  We hold approximately $77 million in cash and digital assets on the balance sheet and are one of few public companies that hold over 1,000 Bitcoin in corporate treasury. As of September 30, 2022 we held $46.0 million in USD and USDC, and $25.7 million in bitcoin at market value. The table below reflects the value of certain assets both in terms of market value and book value as of September 30, 2022 and December 31, 2021.

6 Non-GAAP metric. See footnotes at the end of this communication.

	9/30/2022		12/31/2021
($s in 000s)	Book Value	Market Value	Book Value	Market Value
BTC	$18,427	$25,695	$33,253	$61,218
ETH	2,175	3,370	3,757	9,342
Algorand	1,179	1,474	5,023	6,407
Other Digital Assets	123	141	-	-
Cash and cash equivalents	34,685	34,685	5,375	5,375
USDC	11,360	11,360	45,291	45,291
Tether	-	-	77	77
Total	$67,949	$76,725	$92,776	$127,710

Q3 Live Webcast

Our third quarter 2022 fiscal results will be webcast live beginning at 3:30 p.m. (Eastern Time), November 9, 2022 at www.exodus.com. Investors may also access the live webcast by using this link. A replay of the call will be available on the same website.

Forward-Looking Statements

This shareholder letter contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, certain business metrics, including anticipated revenues and net income for the year and, in particular, through the third quarter of 2022, and the timing, means and amount of anticipated stock repurchases. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to:

●
the impact of the COVID-19 pandemic on the health and safety of our employees, users, as well as the physical and economic impacts of the various recommendations, orders, and protocols issued by local and national governmental agencies in light of continual evolution of the pandemic, including any periodic reimplementation of preventative measures in various global locations;

●	the ongoing conflict in Ukraine, the impact of sanctions or other restrictive actions, by the United States and other countries, and the potential response by Russia thereto;

●
difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally;

●	unexpected or rapid changes in the growth or decline of our domestic and/or international markets;

●	increasing competition from existing and new competitors;

●	rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry;

●	continued compliance with regulatory requirements;

●	volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets;

●
the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected;

●	the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses;

●	the compromise of user data for any reason;

●	foreign operational, political and other risks relating to our operations; and

●	the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion and Analysis  of Financial Condition and Results of Operations" sections of our offering statement on Form 1-A and Form 1-SA. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Non-GAAP Financial Measure

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

A reconciliation of Adjusted EBITDA to net income can be found above in the table captioned “Reconciliation of Net Income to Adjusted EBITDA.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest expense, crypto asset borrowing costs, stock-based compensation expense, impairment, unrealized gain or loss on foreign exchange, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss.

The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts.